

Mail Stop 4561

June 4, 2010

Jiang Huai Lin
Chief Executive Officer
China Information Security Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District Shenzhen, Guangdong, 518040
People's Republic of China

> **Re: China Information Security Technology, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 28, 2010**
> **File No. 001-34076**

Dear Mr. Lin:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consenting Stockholders, page 2

1.   Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please advise us of the basis for your belief that a Schedule 14C is the appropriate schedule to be filed; in the alternative, consider whether filing on Schedule 14A is appropriate. In this regard, we note your statement that you received approval from the holders of 52.22% of your issued and outstanding shares of common stock. The consenting stockholders table lists 13 stockholders, only one of whom is a director, officer or greater than 5% stockholder of the company. Therefore, it appears from your disclosure that you obtained consents from 12 individual stockholders, none of whom own in excess of 5% of your common stock. Please tell us the sequence of events through which you obtained the requisite majority consents. In your response letter, provide analysis supporting your conclusion that the consents were obtained without engaging in a solicitation, as defined in Exchange Act Rule 14a-1(l).

Amendment of Our Certificate of Incorporation, page 4

2.   Please revise your filing to provide enhanced disclosure of your reason for the name change. We note your statement that "The principal reason for our name change is to more accurately reflect our new business operations," however your revised filing should disclose your new business operations and why the name change more accurately reflects the new operations.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel